

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 5, 2009

Theodore S. Green
Chairman of the Board and Co-Chief Executive Officer
TM Entertainment and Media, Inc.
307 East 87th Street
New York, NY 10128

> **Re:** **TM Entertainment and Media, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 5, 2009**
> **File No. 001-33746**

Dear Mr. Green:

We have completed our review of your proxy statement and have no further comments at this time.

Sincerely,

/s Kathleen Krebs, for
Larry Spirgel
Assistant Director